Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Press release

SHL announces Invitation to a Special General Meeting

Tel Aviv / Zurich, October 30, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that a Special General Meeting of the Shareholders (“SGM”) will be held on November 20, 2025 at 1:00 p.m. (Israel Time), at the Company’s registered office, located at 90 Yigal Alon Street, Ashdar Building, Tel Aviv, Israel.

The agenda shall include the following matter:

Increase of the Company's authorized share capital of the Company from NIS 250,000, divided into 25,000,000 ordinary shares of a nominal value of NIS 0.01 each, to NIS 1,000,000, divided into 100,000,000 ordinary shares of a nominal value of NIS 0.01 each, and correspondent amendment to the Articles of Association.

The proposed increase in the Company’s authorized share capital is intended to support a future capital raising by way of a rights offering to the Company's shareholders. In order to facilitate such offering and to ensure that the Company has sufficient number of authorized shares available for the issuance of the exercised shares, it is proposed to increase the authorized share capital of the Company and amend its Articles of Association accordingly.

The above is more fully set forth in the Notice and Proxy Statement for the SGM available on the Company’s website https://www.shl-telemedicine.com/general-meeting/

With the resolution to increase the authorized capital of the Company, the current number of 16,392,754 number of issued shares will not change. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. Pursuant to SHL’s articles of association and Israeli law, the unissued shares are under the sole control of the Board of Directors of SHL who has the authority to issue new shares.

The record date of the SGM is November 3, 2025.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com